

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

Via Facsimile
Xiong Weiping
Chief Executive Officer
Aluminum Corporation of China, Ltd.
No. 62 North Xizhimen Street
Haidian District
Beijing
People's Republic of China (100082)

> **Re:** **Aluminum Corporation of China Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 1-15264**

Dear Mr. Weiping:

We refer you to our comment letter dated January 24, 2013 regarding business contacts with Iran. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Liu Qiang, Secretary
       Aluminum Corporation of China

       John Reynolds
       Assistant Director
       Division of Corporation Finance